EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

Dated: **8/12/2025**

ARTISAN PARTNERS ASSET MANAGEMENT INC,
for itself and as the general partner of
ARTISAN PARTNERS HOLDINGS LP

By: Gregory K. Ramirez *

ARTISAN INVESTMENTS GP LLC,
for itself and as the general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By: Gregory K. Ramirez *

*By: /s/ Gregory K. Ramirez
      Gregory K. Ramirez
      Executive Vice President of Artisan Partners Asset Management Inc.
      Vice President of Artisan Investments GP LLC